**FITZGIBBON TOIGO & CO., LLC**

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 197,060 |
| Accounts receivable | | 149,937 |
| Total assets | $ | 346,997 |

LIABILITIES AND MEMBERS EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 133,483 |
| *Commitments and Contingencies (Note 7)* | | |
| Members' Equity | | 213,514 |
| Total liabilities and members' equity | $ | 346,997 |